UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 20, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

RSE W14 Controlled Subsidiary – Los Angeles, CA

On September 20, 2018, we directly acquired ownership of a “wholly-owned subsidiary”, W14 (the “RSE W14 Controlled Subsidiary”), for an initial purchase price of approximately $1,071,000, which is the initial stated value of our equity interest in the RSE W14 Controlled Subsidiary (the “RSE W14 Investment”). The RSE W14 Controlled Subsidiary used the proceeds to close on the acquisition of a multi-tenant building containing four residential units and three commercial units totaling 3,980 square feet of net rentable area on a +/- 5,056 square foot lot (the “W14 Property”). The closing of both the initial RSE W14 Investment and the W14 Property occurred concurrently.

The Fundrise eFUND - W14 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE W14 Investment (the “RSE W14 Operative Agreements”), we have full authority for the management of the RSE W14 Controlled Subsidiary, including the W14 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the RSE W14 Investment, paid directly by the RSE W14 Controlled Subsidiary.

The W14 Property was acquired for a purchase price of approximately $1,071,000, which includes an acquisition fee of $21,000. We anticipate minor hard costs of approximately $25,000 to perform common area improvements, soft costs of roughly $10,600, bringing the total projected costs for the W14 Property to approximately $1,107,000 The renovations are expected to be completed while the tenants are still occupying the Property. No financing was used for the acquisition of the W14 Property.

The W14 Property totals 3,980 square feet across two buildings and is located in the 90007 zip code of Los Angeles, CA. As of September 20, 2018, 2 out of 3 commercial units and 4 out of 4 residential units were occupied at the Property. The property was constructed in 1922 and the build is of concrete and brick.

The Jefferson Park neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. We feel this area will continue to gentrify over the next 7 to 10 years due to its proximity to downtown Los Angeles and the University of Southern California. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Renovation Cost	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Gross Exit Price	Projected Hold Period (Years)
W14	7.5% - 14.0%	$35,000	3.0%	3.0%	$1,561,000 - $2,035,000	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 22, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	September 26, 2018